Brown & Brown, Inc. 220 South Ridgewood Avenue (32114) P.O. Box 2412 ▪ Daytona Beach, FL 32115 386/252-9601 ▪ FAX 386/239-5729

October 16, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: Brown & Brown, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 29, 2012 Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 6, 2012 File No. 001-13619

Dear Mr. Rosenberg:

On behalf of Brown & Brown, Inc. (the "Company"), I am writing in response to the comments set forth in your letter dated September 21, 2012 (the "Comment Letter").  For the convenience of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), each of the Staff's comments is set forth below, followed by the Company's response.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Notes to Condensed Consolidated Financial Statements
Note 5. Business Combinations
Acquisitions in 2012, page 9

1.
Please tell us the nature of the $22.7 million in "other payables" associated with your acquisition of Arrowhead General Insurance Agency Superholding Corporation, or Arrowhead. In your response, tell us the nature of these obligations and to whom they are due, and explain how they qualify to be included in consideration transferred under ASC 805-30-30-7 as liabilities incurred to former owners of Arrowhead. Please reference for us the authoritative literature you relied upon to support your accounting.

Securities and Exchange Commission
October 16, 2012

Response to Comment 1

The $22.7 million in “other payables” associated with the Company’s acquisition of Arrowhead General Insurance Agency Superholding Corporation (“Arrowhead”) represents the aggregate amount of certain pre-merger corporate tax refunds and certain transaction-related tax benefit items that the Company is obligated to deliver to all of the shareholders of Arrowhead pursuant to the merger agreement entered into in connection with this acquisition.

The $22.7 million represents the estimated aggregate amount of (1) current income tax refundable, (2) estimated income tax refunds due from amended pre-closing income tax returns and (3) estimated income tax refunds to be generated from net operating loss carryforwards.  The Company is contractually obligated to distribute such funds to all shareholders on a pro rata basis in proportion to their respective equity interests as the refunds are collected or utilized.

The authoritative literature relied on by us to support our accounting is found in ASC 805-30-30-7 which provides, in pertinent part, that “the consideration transferred in a business combination shall be measured at fair value…of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree ….” (emphasis added).  All of the consideration transferred, or to be transferred, from the Company to the shareholders was and will be in cash.  As such, the obligation is reflected as an “other payable” at fair value, same as cash, as the payment is expected within the next five years.

In an effort to clarify the nature of these payments in future filings, we currently anticipate that we will include language substantially to the effect of the following in Note 5, Business Combinations/Acquisitions in 2012 (as expressed in our Form 10-Q for the quarterly period ended June 30, 2012, this would appear as the third sentence of the first paragraph of Note 5) in our Form 10-Q for the quarterly period ended September 30, 2012 and in subsequent filings in which such “other payables” are referenced: “The ‘other payables’ amount includes $22,694,000 that the Company is obligated to pay all shareholders of Arrowhead General Insurance Agency Superholding Corporation (“Arrowhead”) on a pro rata basis for certain pre-merger corporate tax refunds and estimated certain potential future income tax credits that were created by net operating loss carryforwards originating from transaction-related tax benefit items.”

2.
In the second paragraph of Item 1.01 of your Form 8-K filed December 16, 2011 announcing the agreement underlying your Arrowhead acquisition, you indicate that the earn-out payments under the agreement are due to certain former equity holders of Arrowhead. Please explain to us why it is appropriate to include these payment obligations in consideration transferred and reference for us the authoritative literature you relied upon to support your accounting. In your response, at a minimum, please tell us:

•	to whom you are obligated to make contingent payments, clarify whether these payments are to employees; and

•	why these payments are not compensation arrangements under ASC 805-10-55-24 and 55-25.

Securities and Exchange Commission
October 16, 2012

Response to Comment 2

The “Earn-Out Equityholders,” all of whom were shareholders as well as employees of Arrowhead at the time of the acquisition, are eligible to receive contingent earn-out payments of $5 million on a pro rata basis, in accordance with their respective ownership interests.  It is important to note that the $5 million earn-out amount was held back from the portion of the purchase price paid to the Earn-Out Equityholders, with the consequence that, in the event the earn-out is ultimately not paid, the Earn-Out Equityholders will receive less, on a per-share basis, than other Arrowhead shareholders. It is also significant that the Earn-Out Equityholders are not required to remain employed by the Company in order to receive their respective pro rata portions of the earn-out payment; at least one of the Earn-Out Equityholders is no longer employed with the Company, which has no effect on his eligibility for his share of the earn-out payment.  As explained more fully below, in accordance with the factors identified in ASC 805-10-55-25, the Company believes the $5 million earn-out is appropriately considered part of the exchange for the acquiree, that is, part of the purchase price of Arrowhead, and not a compensation arrangement under ASC 805-10-55-24 and 55-25.

At the time of acquisition, the majority of the ownership in Arrowhead was in the hands of private equity firms (“Institutional Equityholders”) who were not involved in the day-to-day operations of Arrowhead, and who would not agree to participate in an earn-out arrangement.  In recognition of this circumstance, the Company’s offer included an earn-out component applicable only to the purchase price amounts otherwise payable to the Earn-Out Equityholders, all of whom were, prior to the acquisition, employees of Arrowhead and involved in its operations (but none of whom had to remain employed after the closing in order to be entitled to their respective pro rata portions of the potential $5 million payment).  As noted above, the $5 million represented a “holdback” from the purchase price amount otherwise payable to the Earn-Out Equityholders based upon their respective ownership interests in Arrowhead, rather than an additional amount over and above the purchase price payments to which the shareholders were entitled based on their ownership interests.

As part of the negotiation of the Arrowhead acquisition, the Company proposed, and the Earn-Out Equityholders agreed, that the payment of $5 million of the purchase price otherwise due to the Earn-Out Equityholders would be subject to the requirement that the annual EBITDA attributed to Arrowhead for purposes of the Company’s valuation of Arrowhead be sustained in the third year after the acquisition.  The condition for payment was not growth of EBITDA, but rather, maintenance of EBITDA at the level upon which the purchase price amount was premised, as measured in the third year following the acquisition (2014).  If the earn-out is achieved, all shareholders will have received the same per-share purchase price value.  In the event that the earn-out is not paid, the Earn-Out Equityholders will receive a lower amount, per share, than the Institutional Shareholders.  Under no circumstances will the Earn-Out Equityholders receive a greater amount per share for their equity interests than the Institutional Equityholders. We believe this further establishes that the $5 million earn-out was part of the consideration for the acquisition, and was not compensation to the Earn-Out Equityholders.

Securities and Exchange Commission
October 16, 2012

Incentives to grow the Arrowhead business were offered separately and independently from the earn-out to these and other key employees of Arrowhead in the form of grants under the Company’s Stock Incentive Plan with aggregate value of $10 million, conditioned upon increases in annual EBITDA over a three-year period and continued employment for a period of four years following the acquisition. The Company implemented this $10 million stock incentive compensation program for the Earn-Out Equityholders and other key employees independently of any purchase price considerations in an effort to incentivize them to contribute to the growth of the Arrowhead operation over the same three-year period contemplated by the earn-out.  The $10 million cost of the stock incentive compensation plan is being expensed and accrued over the four-year service period.

ASC 805-10-55-25 provides, in pertinent part, that in the event of uncertainty as to “whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination,” the following indicators should be considered  [FAS 141(R), paragraph A87].   For each of these indicators, the Company’s assessment of applicability under the facts of this transaction is indicated:

a.
Continuing employment. – No part of the $5 million Arrowhead earn-out is conditioned upon continued employment.  Thus, all of the Earn-Out Equityholders are eligible to participate in the earn-out regardless of whether they remain employed following the acquisition.  As noted above, at least one of the Earn-Out Equityholders is no longer employed with the Company and remains eligible for the earn-out.  The fact that the contingent payments are not affected by employment termination supports the treatment of the contingent payments as additional consideration rather than compensation.

b.
Duration of continuing employment. – As explained above, no part of the $5 million earn-out is conditioned upon continued employment of any duration. The fact that the contingent payments are not affected by employment termination and are not subject to continuing employment of any duration supports the treatment of the contingent payments as additional consideration rather than compensation.

c.
Level of compensation. – Salary and bonus arrangements for employees of Arrowhead, including the Earn-Out Equityholders, were and are determined independently of, and without regard for, the $5 million earn-out, which further supports the treatment of the contingent payments as additional consideration rather than compensation. The compensation of the Earn-Out Equityholders, excluding consideration of the earn-out payments, is at market rates and comparable to the compensation of other key employees of the Company in commensurate roles.

d.
Incremental payments to employees. – As explained above, the $5 million earn-out is a “holdback” of purchase price otherwise payable to the Earn-Out Equityholders for their ownership interest in Arrowhead rather than an incremental payment to these shareholders, who were also Arrowhead employees.  Thus, the earn-out payments will result in payment of no more per share to the Earn-Out Equityholders than the amount paid to the Institutional Equityholders, further establishing that the earn-out was not a bonus for continued participation and contribution to the growth of the Arrowhead business.  This supports the treatment of the contingent payments as consideration rather than compensation.

Securities and Exchange Commission
October 16, 2012

e.
Number of shares owned. – The aggregate number of shares owned by the Earn-Out Equityholders was only 19.29% of the total number of shares in the acquiree, which should not be considered sufficient to support a finding that the arrangement was,” in substance, a profit-sharing arrangement intended to provide compensation for post-combination services.”

f.
Linkage to the valuation. – The contingent payment relates to the valuation that was the basis for the total consideration to be paid, that is, the assumption that Arrowhead would generate a certain annual EBITDA in 2012 and through 2014, and the fixed contingent payment amount withheld from the portion of the purchase price otherwise payable to the Earn-Out Equityholders supports the treatment of the contingent payments as additional consideration rather than compensation.

g.
Formula for determining consideration.  The $5 million earn-out was part of the fair value of the acquiree, as determined through the Company’s assessments of the annual EBITDA of Arrowhead and other factors, suggesting that the obligation is contingent consideration in the business combination rather than compensation.  The earn-out payment terms do not contemplate payment of a specified percentage of earnings, which further supports the conclusion that the earn-out was not a profit-sharing arrangement to compensate employees for services rendered.

h.	Other agreements and issues. – Other than agreements expressly referenced herein, there are no other agreements to be considered.

In light of the above, it is the view of the Company that the $5 million earn-out should properly be considered part of the exchange for Arrowhead, and not as additional compensation expense.  Application of the referenced indicators to the facts of this transaction supports the conclusion that the earn-out payments were part of the purchase transaction, principally because (a) the $5 million earn-out was withheld from, and not in addition to, the portion of the purchase price due to the Earn-Out Shareholders based on their pro rata ownership interests in Arrowhead; (b) continued employment with the Company is not a condition of receipt of earn-out proceeds; and (c) the compensation of the Earn-Out Equityholders, exclusive of the earn-out amount, is (or, in the case of at least one of the Earn-Out Equityholders no longer employed with the Company, was) commensurate with that of other similarly situated employees of the Company.  For all of the reasons stated herein, the Company respectfully submits that treatment of the $5 million earn-out as part of the business combination, rather than as a transaction separate from the business combination, is appropriate.

*           *           *

Securities and Exchange Commission
October 16, 2012

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds to the Staff's September 21, 2012 Comment Letter.  Please let us know if any additional information is needed.

Respectfully submitted,

BROWN & BROWN, INC.

By:  /s/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Treasurer and Chief Financial Officer